Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178614

PROSPECTUS

Common Stock Subscription Rights

to Purchase Up to 44,444,444

Shares of Common Stock

We are distributing, at no cost or charge to holders of our common stock, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock held of record as of 5:00 p.m., New York City time on January 17, 2012. We are distributing subscription rights exercisable for up to 44,444,444 shares of our common stock, subject to adjustment for fractional shares.

Each subscription right will entitle you to purchase 0.2072 shares of our common stock at a subscription price equal to $4.50 per share, which we refer to as the basic subscription privilege. You will not receive any fractional rights, as the aggregate number of subscription rights you receive will be rounded up to the next largest whole number. If you fully exercise your basic subscription privilege, you will also be entitled to purchase any shares not purchased by other stockholders pursuant to the over-subscription privilege described in this prospectus. The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on the New York Stock Exchange or any other stock exchange or market or on the OTC Bulletin Board.

The subscription rights may be exercised at any time during the subscription period, which will commence on January 19, 2012. The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on February 17, 2012, unless extended. We reserve the right to extend the rights offering period at our sole discretion. You should carefully consider whether to exercise your subscription rights before the expiration of the subscription period. All exercises of subscription rights are irrevocable. Neither our board of directors nor the special committee of our board of directors is making any recommendation regarding your exercise of the subscription rights.

We may cancel the rights offering at any time prior to its expiration for any reason. If we cancel the rights offering all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Our majority stockholder, JBS USA Holdings, Inc., has committed to participate in the rights offering and exercise the basic subscription and over-subscription privilege in full and has executed an agreement reflecting its commitment. Stockholders who do not participate in the rights offering will continue to own the same number of shares of our common stock, but will own a smaller percentage of the total shares of our common stock issued and outstanding after the rights offering to the extent that other stockholders participate in the rights offering. Subscription rights that are not exercised prior to the expiration of the rights offering will expire and have no value. There is no minimum number of shares of our common stock that we must sell in order to complete the rights offering.

Shares of our common stock are traded on the New York Stock Exchange under the symbol “PPC.” On January 5, 2012, the closing sale price for our common stock was $5.33 per share. The shares of common stock issued in the rights offering will also be listed on the New York Stock Exchange under the same symbol. The shares of common stock are being offered directly by us without the services of an underwriter or selling agent. Accordingly, the gross proceeds (before expenses) to us will be $4.50 per share and, assuming all subscription rights are exercised in the rights offering, the aggregate gross proceeds (before expenses) to us will be $200 million.

The exercise of your subscription rights for shares of our common stock involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors beginning on page 15 of this prospectus as well as the risk factors and other information in any documents we incorporate by reference into this prospectus before exercising your subscription rights. See “Where You Can Find More Information; Incorporation by Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 6, 2012.

ABOUT THIS PROSPECTUS

Unless specifically stated or the context otherwise requires, “we,” “us,” “our” and similar terms, as well as references to “the Company” and “Pilgrim’s Pride,” include all of our consolidated subsidiaries. We obtained the industry data used throughout this prospectus from industry publications that we believe to be reliable, but we have not independently verified this information.

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

What is being offered in the rights offering?

We are distributing, at no cost or charge to holders of our common stock, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., New York City time on January 17, 2012, the record date. The subscription rights will be evidenced by subscription rights certificates. Each subscription right will entitle you to purchase 0.2072 shares of our common stock at a subscription price equal to $4.50 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription privilege, each as described below, will be eliminated by rounding up to the nearest whole share, with the total purchase price being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Why are we conducting the rights offering?

We are conducting the rights offering in order to raise additional equity capital, to improve and strengthen our financial position and to increase our financial flexibility. Furthermore, because of the significant losses we experienced in 2011, we desire greater flexibility under certain financial covenants contained in our credit agreement dated December 28, 2009, with CoBank, ACB, as administrative agent, and the various institutions party thereto, which we refer to as the credit agreement. Consequently, we have amended the credit agreement in connection with the rights offering. Our board of directors believes the rights offering has facilitated our ability to obtain the necessary amendments to the credit agreement. In authorizing the rights offering, our board of directors also considered the recommendation by a special committee of our board of directors, which is comprised solely of independent directors, as well as:

•	current and prospective economic and financial market conditions;

•	the volatility of the poultry and feed ingredient markets;

•	our future needs for additional capital, liquidity and financial flexibility;

•	analysis from our financial advisor;

•	alternatives available for raising equity capital or conducting a rights offering;

•	the commitment of JBS USA Holdings, Inc. (“JBS USA”), our majority stockholder, to participate in the rights offering;

•	historical and current trading prices for our common stock;

•	the size and timing of the rights offering;

•	the potential dilution to our current stockholders if they choose not to participate in the rights offering;

•	the fact that the rights offering could potentially increase the public float for our common stock; and

•	the fact that existing stockholders would have the opportunity to participate on a pro rata basis at a discount and would also have an over-subscription privilege.

We intend to use the net proceeds of the rights offering for additional working capital to improve our capital position and for general corporate purposes. We also anticipate that we will use a portion of the net proceeds from the rights offering to repay the principal amount of $50 million, plus accrued interest, of our subordinated debt owed to our majority stockholder, JBS USA. We may also use the net proceeds to repay indebtedness under the credit agreement. In addition, in connection with the rights offering, we expect to terminate certain commitments of JBS USA to make additional subordinated loans to us. In authorizing the rights offering, our board of directors and the special committee evaluated the financial position of the Company after giving effect to the use of proceeds of the rights offering, the potential future need for additional liquidity and capital, the fact that the subordinated loan owed to JBS USA is our most costly debt bearing interest at 9.845% per annum and the benefits of increased financial flexibility in pursuing our business plan.

How was the subscription price of $4.50 per share determined?

The subscription price was recommended by a special committee of our board of directors, which is comprised solely of independent directors. The board of directors received a report of the special committee and determined to set the subscription price, for shares of our common stock, at $4.50 per share. In determining the subscription price, the special committee considered a number of factors, including:

•	our future needs for additional capital, liquidity and financial flexibility;

•	the special committee’s negotiations with our majority stockholder, JBS USA;

•	analysis from our financial advisor;

•	alternatives available for raising equity capital;

•	current economic and financial market conditions;

•

data relating to comparable rights offerings by other public companies, including the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings;

•

the size and timing of the rights offering and the price at which our stockholders might be willing to participate in a rights offering offered on a pro rata basis to all stockholders at a discount with an over-subscription privilege; and

•	historical and current trading prices for our common stock.

In conjunction with its review of these factors, the special committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, and our current financial condition. The special committee also determined that the subscription price should be designed to provide an incentive to our current stockholders, including JBS USA, to participate in the rights offering and exercise their basic and over-subscription privileges. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our board of directors or during the rights offering period. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

What is the basic subscription privilege?

For each right that you own, you will have a basic subscription privilege to buy from us 0.2072 shares of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

For example, if you owned 100 shares of our common stock as of 5:00 p.m., New York City time, on the record date, you would receive the same number of subscription rights and would have the right to purchase 20.72 shares of common stock (rounded up to 21 shares) for $4.50 per share with your basic subscription privilege.

What is the over-subscription privilege?

If you exercise your basic subscription privilege in full, you, together with other stockholders that exercise their basic subscription privilege in full, will also be entitled to an over-subscription privilege to purchase any shares not purchased by other stockholders pursuant to their basic subscription privilege. The subscription price per share that applies to the over-subscription privilege is the same subscription price per share that applies to the basic subscription privilege.

What are the limitations on the over-subscription privilege?

We will be able to satisfy your exercise of the over-subscription privilege only if other stockholders do not elect to purchase all of the shares offered under their basic subscription privilege. We will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege. If over-subscription requests exceed shares available, we will allocate the available shares pro rata based on the number of shares each over-subscribing stockholder purchased under the basic subscription privilege. Any excess subscription payments will be returned, without interest or penalty, as soon as practicable after the completion of the rights offering.

Am I required to exercise the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to fully exercise your basic subscription privilege and other stockholders fully exercise their basic subscription privilege, the percentage of our common stock owned by other stockholders will increase, the relative percentage of our common stock that you own will decrease, and your voting and other rights will be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time during the subscription period, which commences on January 19, 2012, through the expiration date for the rights offering, which is 5:00 p.m., New York City time, on February 17, 2012. If you elect to exercise any subscription rights, the subscription agent must actually receive all required documents and payments from you at or prior to the expiration date. Although we have the option of extending the expiration date of the subscription period at our sole discretion, we currently do not intend to do so.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone else.

Have any stockholders indicated they will exercise their subscription rights?

Our majority stockholder, JBS USA, has committed to participate in the rights offering and exercise its basic and over-subscription privilege in full and has executed an agreement reflecting its commitment. If all stockholders exercise their subscription rights in full, the percentage of common stock owned by each stockholder as of the record date will not change as a result of the rights offering. Once JBS USA exercises its basic and over-subscription privilege in full and if no other stockholders elect to exercise any subscription rights, the percentage of the outstanding common stock beneficially owned by JBS USA would increase from 67.20% to 72.83% based on the number of shares of common stock outstanding as of January 5, 2012. Even if some but not all other stockholders exercise their subscription rights, the full exercise by JBS USA of its basic and over-subscription privileges will increase its percentage ownership of our common stock. We are not paying any fees to JBS USA in connection with the rights offering.

Are there any conditions to the completion of the rights offering?

The closing of the rights offering is conditioned upon customary conditions. We are not requiring a minimum subscription to complete the rights offering. See “The Rights Offering—Conditions, Amendments and Cancellation.”

Can the rights offering be cancelled?

Yes. We may cancel the rights offering at any time prior to the expiration date for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent before 5:00 p.m., New York City time, on February 17, 2012. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your subscription rights certificate to the subscription agent prior to the expiration of the rights offering period, you may follow the guaranteed delivery procedures described under “The Rights Offering—Notice of Guaranteed Delivery.”

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your subscription rights, or if you subscribe for more shares than you are eligible to purchase pursuant to the over-subscription privilege, then the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, the subscription agent will return, without interest or penalty, as soon as practicable all subscription payments. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of the shares.

Must I pay the subscription price in cash?

Yes. You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire under the basic subscription privilege and the over-subscription privilege by certified or cashier’s check or bank draft drawn on a U.S. bank, U.S. postal money order or personal check that clears before the expiration date of the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares of our common stock that you own. The record holder must exercise the subscription rights on your behalf for the shares of our common stock you wish to purchase.

We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials.

If you wish to participate in the rights offering and purchase shares of our common stock, please promptly contact the record holder of your shares. Your bank, broker or other nominee holder is the holder of the shares you own and must exercise the subscription rights on your behalf for shares you wish to purchase.

After I exercise my subscription rights, can I change my mind?

No. All exercises of subscription rights are irrevocable by the stockholders, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering. However, we may cancel, extend or otherwise amend the rights offering at any time prior to the expiration date.

Does exercising my subscription rights involve risk?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider other equity investments. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and the documents incorporated by reference into this prospectus.

Has our board of directors or special committee made a recommendation to our stockholders regarding the rights offering?

No. Neither our board of directors nor the special committee of our board of directors is making any recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the trading price for our common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See “Risk Factors” in this prospectus and in the documents incorporated by reference into this prospectus.

What fees or charges apply if I exercise my subscription rights?

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker or other record holder of your shares, you are responsible for paying any fees that person may charge.

How do I exercise my subscription rights if I live outside of the United States or have an army post office or foreign post office address?

The subscription agent will hold subscription rights certificates for stockholders having addresses outside the United States or who have an army post office or foreign post office address. In order to exercise subscription rights, our foreign stockholders and stockholders with an army post office or foreign post office address must notify the subscription agent and timely follow other procedures described in the section of this prospectus entitled “The Rights Offering—Foreign and Other Stockholders.”

When will I receive my new shares of common stock?

Stock certificates will not be issued for shares of our common stock offered in the rights offering. As soon as practicable after the expiration of the rights offering period, the subscription agent will arrange for issuance through the Depository Trust Company (“DTC”) to each subscription rights holder of record that has validly exercised its basic subscription privilege, the shares of common stock purchased pursuant to the basic subscription privilege. Shares subscribed for pursuant to the over-subscription privilege will be delivered through DTC as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares not subscribed for pursuant to the basic subscription privilege.

Will the subscription rights be listed on a stock exchange or national market?

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on the New York Stock Exchange or any other stock exchange or market or on the OTC Bulletin Board. Our common stock trades on the New York Stock Exchange under the symbol “PPC,” and the shares of common stock to be issued in connection with the rights offering will also be listed on the New York Stock Exchange under the same symbol.

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See “Certain Material U.S. Federal Income Tax Considerations.”

What happens if I choose not to exercise my subscription rights?

You are not required to exercise your subscription rights or otherwise take any action in response to the rights offering. If you do not exercise your basic subscription privilege and the rights offering is completed, the number of shares of our common stock you own will not change but, due to the fact that shares will be purchased by other stockholders in the rights offering, your percentage ownership of our total outstanding common stock will decrease. In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription privilege in full and other stockholders fully exercise their basic and over-subscription privilege, the percentage of our common stock owned by those other stockholders will increase.

How many shares of common stock will be outstanding after the rights offering?

As of January 5, 2012, there were 214,481,914 shares of our common stock outstanding. We will issue up to 44,444,444 shares of common stock in the rights offering, depending on the number of subscription rights that are exercised, subject to adjustment for fractional shares. Based on the number of shares outstanding as of January 5, 2012, if we issue all 44,444,444 shares of common stock available in the rights offering, we would have 258,926,358 shares of common stock outstanding following the completion of the rights offering, subject to adjustment for fractional shares.

How much money will Pilgrim’s Pride receive from the rights offering?

JBS USA has committed to participate in the rights offering and exercise the basic subscription and over-subscription privilege in full. Consequently, we expect to issue all 44,444,444 shares available in the rights offering, and the net proceeds to us, after deducting estimated offering expenses, will be approximately $198.7 million. We estimate that the expenses of the rights offering will be approximately $1.3 million. We intend to use the net proceeds for additional working capital to improve our capital position and for general corporate purposes. We also anticipate that we will apply the net proceeds of the rights offering to repay the principal amount of $50 million, plus accrued interest, of subordinated debt outstanding under the JBS subordinated loan agreement. We may use all or a part of the remaining net proceeds of the rights offering to repay a portion of the indebtedness outstanding under the credit agreement. We will have broad discretion in determining how the net proceeds of the rights offering will be used. See “Use of Proceeds.”

Will Pilgrim’s Pride be required to pay any fees to JBS USA in connection with the rights offering?

No.

Whom should I contact if I have more questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact the information agent, Georgeson Inc., at (800) 314-4549.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should carefully read this entire prospectus, including the information under the heading “Risk Factors,” and the documents incorporated by reference into this prospectus, which are described under the heading “Where You Can Find More Information; Incorporation by Reference.”

The Company

We are the second largest chicken producer in the world with operations in the United States (“US”), Mexico and Puerto Rico. We are primarily engaged in the production, processing, marketing and distribution of fresh, frozen and value-added chicken products to retailers, distributors and foodservice operators. We have a broad geographic reach and we offer our diverse customer base a balanced portfolio of fresh and prepared chicken products. We have consistently provided our customers with high quality products and service with a focus on delivering higher-value, higher-margin, prepared food products. As such we have become a valuable partner to our customers and a recognized industry leader. Our sales efforts are largely targeted towards the foodservice industry, principally chain restaurants and food processors. We also export products to customers in approximately 95 countries, including Mexico, Russia and China.

Our primary product types are fresh chicken products, prepared chicken products and export chicken products. We sell our fresh chicken products to the foodservice and retail markets. Our fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated and prepackaged case-ready chicken. Our case-ready chicken includes various combinations of freshly refrigerated, whole chickens and chicken parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer’s fresh meat counter.

We also sell prepared chicken products, including portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated.

Export and other chicken products primarily consist of whole chickens and chicken parts sold mostly in bulk, non-branded form either refrigerated to distributors in the US or frozen for distribution to export markets. In the US, prices of these products are negotiated daily or weekly and are generally related to market prices quoted by the United States Department of Agriculture (“USDA”) or other public price reporting services. We sell US-produced chicken products for export to Eastern Europe (including Russia), the Far East (including China), Mexico and other world markets.

Our primary end markets consist of the foodservice and retail channels, as well as selected export markets. The foodservice market principally consists of chain restaurants, food processors, broad-line distributors and certain other institutions located throughout the continental US. The retail market consists primarily of grocery store chains, wholesale clubs and other retail distributors. Export and other chicken products primarily consist of whole chickens and chicken parts sold mostly in bulk, non-branded form either refrigerated to distributors in the US or frozen for distribution to export markets.

As a vertically integrated company, we control every phase of the production of our products. Our plants are strategically located to supply our distribution network and ensure that customers timely receive the freshest products. We believe that vertical integration helps us better manage food safety and quality, as well as more effectively control margins and improve customer service.

Pilgrim’s Pride Corporation, which was incorporated in Texas in 1968 and reincorporated in Delaware in 1986, is the successor to a partnership founded in 1946 as a retail feed store. Our principal office is located at 1770 Promontory Circle, Greeley, Colorado 80634 and our telephone number is (970) 506-8000. Our Internet address is http://www.pilgrims.com. Information on our website or available by hyperlink from our website does not constitute part of this prospectus.

Our Majority Stockholder

Our majority stockholder is JBS USA. JBS USA became our majority stockholder in connection with our plan of reorganization filed as part of our emergence from Chapter 11 bankruptcy proceedings on December 28, 2009. As of January 5, 2012, JBS USA collectively beneficially owned approximately 67.20% of our outstanding common stock.

JBS USA has committed to participate in the rights offering and exercise its basic and over-subscription privilege in full. On December 19, 2011, JBS USA entered into an agreement with us agreeing to fully exercise its basic and over-subscription rights for all shares of our common stock held by it. If all stockholders exercise their subscription rights, the percentage of common stock owned by each stockholder as of the record date will not change as a result of the rights offering. Once JBS USA exercises its basic and over-subscription privilege in full and if no other stockholders elect to exercise any subscription rights, the percentage of the outstanding common stock beneficially owned by JBS USA would increase from 67.20% to 72.83% based on the number of shares of common stock outstanding as of January 5, 2012. Even if some but not all other stockholders exercise their subscription rights, if JBS USA fully exercises its basic and over-subscription privileges, its percentage of ownership of our common stock will increase.

The Company and JBS USA are parties to a subordinated loan agreement dated as of June 23, 2011, which we refer to as the JBS subordinated loan agreement. Under this agreement, JBS USA made a subordinated loan in principal amount of $50 million to the Company. In addition, the JBS subordinated loan agreement provides that, if the rights offering is not completed and if, on or before September 23, 2013, the borrowing availability under the credit agreement is less than $200 million, JBS USA will make an additional subordinated loan in the principal amount of $50 million to the Company. In connection with the rights offering, we intend to repay the existing subordinated loan in principal amount of $50 million, plus accrued interest, with the proceeds of the rights offering. In addition, JBS USA and the Company will terminate the $50 million commitment under the JBS subordinated loan agreement at the closing of the rights offering.

Amendment to Credit Agreement

Because of the significant losses we experienced in 2011, we desire greater flexibility under certain financial covenants contained in the credit agreement. Consequently, we have amended the credit agreement in connection with the rights offering. The amendment to the credit agreement, among other things, modifies the financial covenants under the credit agreement in a manner we believe is more favorable to the Company. Our board of directors believes the rights offering facilitated our ability to obtain the necessary amendments to the credit agreement.

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See “The Rights Offering” for a more detailed description of the terms and conditions of the rights offering.

Securities Offered	We are distributing at no charge one non-transferable subscription right for each share of common stock that you owned as of 5:00 p.m., New York City time, on the record date, January 17, 2012, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as beneficial owner of the shares.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription privilege, will be eliminated by rounding up to the nearest whole share, with the total purchase price being adjusted accordingly.

Basic Subscription Privilege	For each right that you own, you will have a basic subscription privilege to buy from us 0.2072 shares of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise your subscription rights.

Over-Subscription Privilege	If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

If holders exercise their over-subscription privilege for more shares than are available to be purchased pursuant to the over-subscription privilege, we will allocate the shares of our common stock to be issued pursuant to the exercise of the over-subscription privilege pro rata among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription privilege. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The subscription agent will mail such refunds as soon as practicable after the completion of the rights offering.

Subscription Price	The subscription price per share of common stock shall be equal to $4.50. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.

Record Date	January 17, 2012

Expiration Date	The subscription rights will expire at 5:00 p.m., New York City time, on February 17, 2012, unless the expiration date is extended. We reserve the right to extend the subscription rights period at our sole discretion.

Procedure for Exercising Subscription Rights	The subscription rights may be exercised at any time during the subscription period, which commences on January 19, 2012. To exercise your subscription rights, you must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent, Computershare Trust Company, N.A. before 5:00 p.m., New York City time, on February 17, 2012, unless the expiration date is extended

If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your subscription rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering—Notice of Guaranteed Delivery.”

Use of Proceeds	The net proceeds to us from the rights offering will depend on the number of subscription rights that are exercised. If we issue all 44,444,444 shares available in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $198.7 million. We estimate that the expenses of the rights offering will be approximately $1.3 million. We intend to use the net proceeds for additional working capital to improve our capital position and for general corporate purposes. We also anticipate that we will apply the net proceeds of the rights offering to repay the principal amount of $50 million, plus accrued interest, of subordinated debt outstanding under the JBS subordinated loan agreement. We may use all or a part of the remaining net proceeds of the rights offering to repay a portion of the indebtedness outstanding under the credit agreement. See “Use of Proceeds.”

Non-Transferability of Subscription Rights	The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on the New York Stock Exchange or any other stock exchange or market or on the OTC Bulletin Board.

No Revocation of Exercise by Stockholders	All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Conditions	The completion of the rights offering is subject to the conditions described under “The Rights Offering—Conditions, Amendments and Cancellation.”

Amendment; Cancellation	We may amend the terms of the rights offering or extend the rights offering period. We also reserve the right to cancel the rights offering at any time prior to the expiration date for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering. “The Rights Offering—Conditions, Amendments and Cancellation.”

No Board or Special Committee Recommendation	Neither our board of directors nor the special committee of the board of directors is making any recommendation regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See “Risk Factors.”

Issuance of Common Stock	If you purchase shares of common stock through the rights offering, we will issue those shares to you through DTC as soon as practicable after the completion of the rights offering. Stock certificates will not be issued for shares of our common stock offered in the rights offering.

Listing of Common Stock	Our common stock trades on the New York Stock Exchange under the symbol “PPC,” and the shares to be issued in connection with the rights offering will also be listed on the New York Stock Exchange under the same symbol.

Certain Material U.S. Federal Income Tax Considerations	The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See “Certain Material U.S. Federal Income Tax Considerations.”

Subscription Agent	Computershare Trust Company, N.A.

Shares of Common Stock Outstanding Before the Rights Offering	As of January 5, 2012, 214,481,914 shares of our common stock were outstanding.

Shares of Common Stock Outstanding After Completion of the Rights Offering	We will issue up to 44,444,444 shares of common stock in the rights offering, depending on the number of subscription rights that are exercised, subject to adjustment for fractional shares. Based on the number of shares of common stock outstanding as of January 5, 2012, if we issue all 44,444,444 shares of common stock available in the rights offering, we would have 258,926,358 shares of common stock outstanding following the completion of the rights offering, subject to adjustment for fractional shares.

Risk Factors	Stockholders considering making an investment by exercising subscription rights in the rights offering should carefully read and consider the information set forth in “Risk Factors” beginning on page 15 of this prospectus, together with the other information contained in or incorporated by reference into this prospectus before making a decision to invest in our common stock.

Fees and Expenses	We will pay the fees and expenses related to the rights offering.

Questions	If you have any questions, contact the information agent, Georgeson Inc., at (800) 314-4549.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words “anticipate,” “believe,” “estimate,” “expect,” “project,” “imply,” “intend,” “foresee” and similar expressions, are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include those identified in the “Risk Factors,” section of this prospectus, those identified in the information incorporated by reference into this prospectus, and the following:

•	matters affecting the chicken industry generally, including fluctuations in the commodity prices of feed ingredients and chicken;

•	our ability to fully achieve all of the anticipated synergistic gains related to the purchase by JBS USA of a majority of our common stock within the time frames expected;

•	our ability to obtain and maintain commercially reasonable terms with vendors and service providers;

•	our ability to maintain contracts that are critical to our operations;

•	our ability to retain management and other key individuals;

•

certain of our reorganization and exit or disposal activities, including selling assets, idling facilities, reducing production and reducing workforce, resulted in reduced capacities and sales volumes and may have a disproportionate impact on our income relative to the cost savings;

•	risk that the amounts of cash from operations together with amounts available under our credit facilities will not be sufficient to fund our operations;

•	management of our cash resources, particularly in light of our substantial leverage;

•	restrictions imposed by, and as a result of, our substantial leverage;

•	additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products;

•	contamination of our products, which has previously and can in the future lead to product liability claims and product recalls;

•	exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate;

•

changes in laws or regulations affecting our operations or the application thereof, including regulations recently issued by the USDA’s Grain Inspection, Packers and Stockyards Administration, which could increase the cost of doing business or change the way in which we do business;

•

new immigration legislation or increased enforcement efforts in connection with existing immigration legislation could cause our costs of doing business to increase, cause us to change the way in which we do business or otherwise disrupt our operations;

•	competitive factors and pricing pressures or the loss of one or more of our largest customers;

•	currency exchange rate fluctuations, trade barriers, exchange controls, expropriation, changes in law and policy and other risks associated with foreign operations;

•	our ability to re-open our idled facilities in the manner and on the time schedule planned due to, among other things, our dependence on commodity prices and economic conditions;

•	disruptions in international markets and distribution channels, including the China and Mexico anti-dumping and countervailing duty proceeding;

•	our ability to maintain favorable labor relations with our employees and our compliance with labor laws;

•	extreme weather or natural disasters;

•	costs for compliance with existing or changing environmental requirements and for potential environmental obligations relating to our operations;

•	the impact of uncertainties of litigation; and

•	other risks described in this prospectus and in our filings with the SEC.

Actual results could differ materially from those projected in forward-looking statements as a result of these factors, among others, many of which are beyond our control.

In making these statements, we are not undertaking, and specifically decline to undertake, any obligation to address or update each or any factor in future filings or communications regarding our business or results, and we are not undertaking to address how any of these factors may have caused changes to information contained in previous filings or communications. Although we have attempted to list comprehensively these important cautionary risk factors, we must caution investors and others that other factors may in the future prove to be important and affecting our business or results of operations.

RISK FACTORS

Before you invest in our common stock, you should consider carefully the following factors, in addition to the other information contained in this prospectus. An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below, together with the other information incorporated by reference into this prospectus, before making a decision to invest in our common stock. Any of the following risks could materially adversely affect our business, operations, industry or financial position or our future financial performance. While we believe we have identified and discussed below all risk factors affecting our business that we believe are material, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business, operations, industry, financial position and financial performance in the future.

Risks Relating to Our Business

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and chicken.

Profitability in the chicken industry is materially affected by the commodity prices of feed ingredients and chicken, which are determined by supply and demand factors. As a result, the chicken industry is subject to cyclical earnings fluctuations.

The production of feed ingredients is positively or negatively affected primarily by the global level of supply inventories and demand for feed ingredients, the agricultural policies of the United States and foreign governments and weather patterns throughout the world. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens or deliver products.

The cost of corn and soybean meal, our primary feed ingredients, increased significantly from August 2006 to July 2008. Market prices for feed ingredients decreased throughout 2009 and the first six months of 2010, but rose significantly again from the third quarter of 2010 to the second quarter of 2011 and remained at historically high levels throughout the third quarter of 2011. Market prices for feed ingredients remain volatile. Consequently, there can be no assurance that the price of corn or soybean meal will not continue to rise as a result of, among other things, increasing demand for these products around the world and alternative uses of these products, such as ethanol and biodiesel production.

High feed ingredient prices have had, and may continue to have, a material adverse effect on our operating results, which has resulted in, and may continue to result in, additional non-cash expenses due to impairment of the carrying amounts of certain of our assets. We periodically seek, to the extent available, to enter into advance purchase commitments or financial derivative contracts for the purchase of feed ingredients in an effort to manage our feed ingredient costs. The use of these instruments may not be successful.

As a result of high corn and soybean meal prices and low chicken prices, we have experienced significant losses during 2011. If chicken prices and feed ingredient prices fail to improve relative to current levels, then, despite the amendments to the credit agreement obtained in connection with the rights offering, we may not be able to continue to comply with the financial covenants in our credit agreement.

Outbreaks of livestock diseases in general and poultry diseases in particular, including avian influenza, can significantly affect our ability to conduct our operations and demand for our products.

We take precautions designed to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally-sound manner. However, events beyond our control, such as the outbreaks of disease, either in our own flocks or elsewhere, could significantly affect demand for our products or our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh chicken or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could also result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects.

During the first half of 2006, there was substantial publicity regarding a highly pathogenic strain of avian influenza, known as H5N1, which has been affecting Asia since 2002 and which has also been found in Europe and Africa. It is widely believed that H5N1 is being spread by migratory birds, such as ducks and geese. There have also been some cases where H5N1 is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although highly pathogenic H5N1 has not been identified in North America, there have been outbreaks of low pathogenic strains of avian influenza in North America, and in Mexico outbreaks of both high and low-pathogenic strains of avian influenza are a fairly common occurrence. Historically, the outbreaks of low pathogenic avian influenza have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with the highly pathogenic H5N1 strain. Accordingly, even if the highly pathogenic H5N1 strain does not spread to North or Central America, there can be no assurance that it will not materially adversely affect demand for North or Central American produced poultry internationally and/or domestically, and, if it were to spread to North or Central America, there can be no assurance that it would not significantly affect our ability to conduct our operations and/or demand for our products, in each case in a manner having a material adverse effect on our business, reputation and/or prospects.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E.coli. These pathogens are generally found in the environment, and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling at the further processing, foodservice or consumer level. These risks may be controlled, although not eliminated, by adherence to good manufacturing practices and finished product testing. We have little, if any, control over proper handling once the product has been shipped. Illness and death may result if the pathogens are not eliminated at the further processing, foodservice or consumer level. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation and prospects.

Product liability claims or product recalls can adversely affect our business reputation, expose us to increased scrutiny by federal and state regulators and may not be fully covered by insurance.

The packaging, marketing and distribution of food products entail an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our production or processing operations, we may encounter the same risks if any third party tampers with our products. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls. There can be no assurance that any litigation or reputational injury associated with product recalls will not have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

We currently maintain insurance with respect to certain of these risks, including product liability insurance, property insurance, workers compensation insurance, business interruption insurance and general liability insurance, but in many cases such insurance is expensive, difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all. Moreover, even though our insurance coverage may be designed to protect us from losses attributable to certain events, it may not adequately protect us from liability and expenses we incur in connection with such events. Additionally, in the past, two of our insurers encountered financial difficulties and were unable to fulfill their obligations under the insurance policies as anticipated and, separately, two of our other insurers contested coverage with respect to claims covered under policies purchased, forcing us to litigate the issue of coverage before we were able to collect under these policies.

Competition in the chicken industry with other vertically integrated poultry companies may make us unable to compete successfully in these industries, which could adversely affect our business.

The chicken industry is highly competitive. In both the United States and Mexico, we primarily compete with other vertically integrated chicken companies.

In general, the competitive factors in the US chicken industry include:

•	price;

•	product quality;

•	product development;

•	brand identification;

•	breadth of product line; and

•	customer service.

Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the US retail market, we believe that competition is based on product quality, brand awareness, customer service and price. Further, there is some competition with non-vertically integrated further processors in the prepared chicken business. In addition, the bankruptcy proceedings and the associated risks and uncertainties may be used by competitors in an attempt to divert existing customers or may discourage future customers from purchasing products under long-term arrangements.

In Mexico, where product differentiation has traditionally been limited, we believe product quality and price have been the most critical competitive factors. As a result of the January 2008 elimination of a tariff with regard to the import of chicken leg quarters into Mexico, greater amounts of chicken have been imported into Mexico from the US. Industry exports of ready-to-cook chicken into Mexico have increased to 968 million pounds, or 41.3% of all US ready-to-cook chicken exports, in calendar year 2010 from 522 million pounds, or 10.0% of all US ready-to-cook chicken exports, in calendar year 2005. These trends, should they continue to increase, could negatively affect the profitability of Mexican chicken producers located in the northern states of Mexico. While we believe the impact on producers, such as us, located in the central states of Mexico should be much less pronounced, we can provide no assurances that the elimination of this tariff or future changes in trade protection measures will not materially and adversely affect our Mexico operations.

The loss of one or more of our largest customers could adversely affect our business.

Our two largest customers accounted for approximately 17.6% of our net sales in 2010, and our largest customer, Wal-Mart Stores Inc., accounted for 11.3% of our net sales in 2010. Our business could suffer significant setbacks in revenues and operating income if we lost one or more of our largest customers, or if our customers’ plans and/or markets should change significantly.

Our foreign operations pose special risks to our business and operations.

We have significant operations and assets located in Mexico and may participate in or acquire operations and assets in other foreign countries in the future. Foreign operations are subject to a number of special risks, including among others:

•	currency exchange rate fluctuations;

•	trade barriers;

•	exchange controls;

•	expropriation; and

•	changes in laws and policies, including tax laws and laws governing foreign-owned operations.

Currency exchange rate fluctuations have adversely affected us in the past. Exchange rate fluctuations or one or more other risks may have a material adverse effect on our business or operations in the future.

Our operations in Mexico are conducted through subsidiaries organized under the laws of Mexico. We may rely in part on intercompany loans and distributions from our subsidiaries to meet our obligations. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims. Additionally, the ability of our Mexican subsidiaries to make payments and distributions to us will be subject to, among other things, Mexican law. In the past, these laws have not had a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions. However, laws such as these may have a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions in the future.

Disruptions in international markets and distribution channels could adversely affect our business.

Historically, we have targeted international markets to generate additional demand for our products. In particular, given US customers’ general preference for white meat, we have targeted international markets for the sale of dark chicken meat, specifically leg quarters, which are a natural by-product of our US operations’ concentration on prepared chicken products. As part of this initiative, we have created a significant international distribution network into several markets in Mexico, Eastern Europe (including Russia), and the Far East (including China). Our success in these markets may be, and our success in recent periods has been, adversely affected by disruptions in chicken export markets. For example, China has imposed anti-dumping and countervailing duties on the US chicken producers. Until these duties are modified or eliminated, the duty rates can be expected to deter Chinese importers from purchases of US-origin chicken products, including our chicken products, and can be expected to diminish the volume of such purchases. In addition, Russia effectively banned US poultry imports shipped after January 1, 2010 because of a chlorine treatment procedure required by US Department of Agriculture regulations. While Russia did allow US poultry imports to resume and we began exporting products to Russia again in September 2010, there can be no assurances that new disruptions will not arise. For example, Russia has indicated that it will develop its own internal poultry production and has set an import quota of 350,000 metric tons of poultry for 2011. A significant risk is disruption due to import restrictions and tariffs, other trade protection measures, and import or export licensing requirements. In addition, disruptions may be caused by outbreaks of disease such as avian influenza, either in our flocks or elsewhere in the world, and resulting changes in consumer preferences. For example, the occurrence of avian influenza in Eastern Europe in October 2005 affected demand for poultry in Europe. On February 7, 2011, Mexico, the top foreign buyer of US chicken in calendar year 2010, announced that it would investigate US producers over dumping complaints lodged by Mexican chicken processors. Mexican chicken processors allege US producers sold chicken legs and thighs on the Mexican market below their cost of production in 2010. One or more of these or other disruptions in the international markets and distribution channels could adversely affect our business.

Regulation, present and future, is a constant factor affecting our business.

Our operations will continue to be subject to federal, state and local governmental regulation, including in the health, safety and environmental areas. We anticipate increased regulation by various agencies concerning food safety, the use of medication in feed formulations and the disposal of chicken by-products and wastewater discharges.

Also, changes in laws or regulations or the application thereof may lead to government enforcement actions and the resulting litigation by private litigants. We are aware of an industry-wide investigation by the Wage and Hour Division of the US Department of Labor to ascertain compliance with various wage and hour issues, including the compensation of employees for the time spent on such activities such as donning and doffing work equipment. We have been named a defendant in a number of related suits brought by employees. Due, in part, to the government investigation and the recent US Supreme Court decision in IBP, Inc. v. Alvarez, it is possible that we may be subject to additional employee claims.

Further, on December 8, 2011, the USDA’s Grain Inspection, Packers and Stockyards Administration issued new regulations under the Packers and Stockyards Act that would apply to all stages of a live poultry dealer’s poultry grow-out. The new regulations will likely have a significant impact on the relationship between integrated poultry processors, like us, and their independent growers. Among other things, the new regulations will substantially limit our and our independent contract growers’ freedom of contract, and affect the way we pay our independent contract growers. Many of the new regulations are, in our view, unclear, vague and will likely require litigation to determine their scope and impact. Such litigation could be costly to our industry and us. The new regulations could also lead to increased enforcement activity and private litigation against integrated poultry producers that could have a material adverse effect on our operations and financial operating results. Additionally, the new regulations could increase the cost of doing business or change the way in which we do business.

In addition, unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may also materially affect our business or operations in the future.

New immigration legislation or increased enforcement efforts in connection with existing immigration legislation could cause the costs of doing business to increase, cause us to change the way we conduct our business or otherwise disrupt our operations.

Immigration reform continues to attract significant attention in the public arena and the US Congress. If new federal immigration legislation is enacted or if states in which we do business enact immigration laws, such laws may contain provisions that could make it more difficult or costly for us to hire US citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, despite our past and continuing efforts to hire only US citizens and/or persons legally authorized to work in the US, we may be unable to ensure that all of their employees are US citizens and/or persons legally authorized to work in the US. For example, US Immigration and Customs Enforcement has investigated identity theft within our workforce. With our cooperation, during 2008 US Immigration and Customs Enforcement arrested approximately 300 employees believed to have engaged in identity theft at five of our facilities. No assurances can be given that further enforcement efforts by governmental authorities will not disrupt a portion of our workforce or operations at one or more facilities, thereby negatively impacting our business. Also, no assurance can be given that further enforcement efforts by governmental authorities will not result in the assessment of fines that could adversely affect our financial position, operating results or cash flows.

Loss of essential employees could have a significant negative impact on our business.

Our success is largely dependent on the skills, experience, and efforts of our management and other employees. The loss of the services of one or more members of our senior management or of numerous employees with essential skills could have a negative effect on our business, financial condition and results of operations. If we are not able to retain or attract talented, committed individuals to fill vacant positions when needs arise, it may adversely affect our ability to achieve our business objectives.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.

As of September 25, 2011, we employed approximately 35,500 persons in the US and approximately 5,000 persons in Mexico. Approximately 29% of US employees and 57% of Mexico employees are members of collective bargaining units. We have not experienced any work stoppage at any location in over six years. We believe our relations with our employees are satisfactory. At any given time, we will be in some stage of contract negotiation with various collective bargaining units. We are currently in negotiation with union locals in five locations, and there is no assurance that agreement will be reached, or if reached, on terms that are favorable to us. In the absence of an agreement, we may become subject to a strike, a work stoppage or other labor action at any of these locations.

While we believe our relations with our employees are satisfactory, at any given time, we will be in some stage of contract negotiation with various collective bargaining units. We plan to negotiate new collective bargaining agreements covering approximately 5,600 employees in the US to replace existing collective bargaining agreements that expired previously or will expire in 2012.

Extreme weather or natural disasters could negatively impact our business.

Extreme weather or natural disasters, including droughts, floods, excessive cold or heat, hurricanes or other storms, could impair the health or growth of our flocks, production or availability of feed ingredients, or interfere with our operations due to power outages, fuel shortages, damage to our production and processing facilities or disruption of transportation channels, among other things. Any of these factors could have an adverse effect on our financial results.

We may face significant costs for compliance with existing or changing environmental requirements and for potential environmental obligations relating to current or discontinued operations.

Compliance with existing or changing environmental requirements, including more stringent limitations imposed or expected in recently-renewed or soon-to be renewed environmental permits, will require capital expenditures for installation of new or upgraded pollution control equipment at some of our facilities. In addition, a number of our facilities, that have been operating below capacity due to economic conditions or where upgrades have been delayed or deferred, will require capital expenditures before production can be restored to pre-bankruptcy levels in compliance with environmental requirements.

In the past, we have acquired businesses with operations such as pesticide and fertilizer production that involved greater use of hazardous materials and generation of more hazardous wastes than our current operations. While many of those operations have been sold or closed, some environmental laws impose strict and, in certain circumstances, joint and several liability for costs of investigation and remediation of contaminated sites on current and former owners and operators of the sites, and on persons who arranged for disposal of wastes at such sites. In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications.

New environmental requirements, stricter interpretations of existing environmental requirements, or obligations related to the investigation or clean-up of contaminated sites, may materially affect our business or operations in the future.

JBS USA holds a majority of our common stock and has the ability to control the vote on most matters brought before the holders of our common stock.

JBS USA holds a majority of the shares and voting power of our common stock and is entitled to appoint a majority of the members of our board of directors. As a result, JBS USA will, subject to restrictions on its voting power and actions in a stockholders agreement between us and JBS USA and our organization documents, have the ability to control our management, policies and financing decisions, elect a majority of the members of our board of directors at the annual meeting and control the vote on most matters coming before the holders of our common stock.

JBS USA, has committed to participate in the rights offering and exercise the basic subscription and over-subscription privilege in full and has executed an agreement reflecting its commitment. Once JBS USA exercises its basic and over-subscription privilege in full and if no other stockholders do so, the percentage of the outstanding common stock beneficially owned by JBS USA would increase from approximately 67.20% to 72.83% based on the number of shares of common stock outstanding as of January 5, 2012. Under the stockholders agreement between us and JBS USA, JBS USA has the ability to elect up to six members of our board of directors and the other holders of our common stock have the ability to elect up to two members of our board of directors. If the percentage of our outstanding common stock owned by JBS USA exceeds 80%, then JBS USA would have the ability to elect one additional member of our board of directors while the other holders of our common stock would have the ability to elect one less member of our board of directors.

Our operations are subject to general risks of litigation.

We are involved on an on-going basis in litigation with our independent contract growers or arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees or injured persons, and claims relating to commercial, labor, employment, antitrust, securities or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect our financial results.

We depend on contract growers and independent producers to supply us with livestock.

We contract primarily with independent contract growers to raise the live chickens processed in our poultry operations. If we do not attract and maintain contracts with growers or maintain marketing and purchasing relationships with independent producers, our production operations could be negatively affected.

A material acquisition, joint venture or other significant initiative could affect our operations and financial condition.

We periodically evaluate potential acquisitions, joint ventures and other initiatives, and we may seek to expand our business through the acquisition of companies, processing plants, technologies, products and services. These potential transactions may involve a number of risks, including:

•	failure to realize the anticipated benefits of the transaction;

•	difficulty integrating acquired businesses, technologies, operations and personnel with our existing business;

•	diversion of management attention in connection with negotiating transactions and integrating the businesses acquired;

•	exposure to unforeseen or undisclosed liabilities of acquired companies; and

•	the need to obtain additional debt or equity financing for any transaction.

We may not be able to address these risks and successfully develop these acquired companies or businesses into profitable units. If we are unable to do this, such expansion could adversely affect our financial results.

Changes in consumer preference could negatively impact our business.

The food industry in general is subject to changing consumer trends, demands and preferences. Trends within the food industry change often, and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for our products, and could have an adverse effect on our financial results.

The consolidation of customers could negatively impact our business.

Our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years, and consolidation is expected to continue throughout the US and in other major markets. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products. Because of these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our financial results.

Our future financial and operating flexibility may be adversely affected by our significant leverage.

We have substantial indebtedness, which could adversely affect our financial condition. On a consolidated basis, as of September 25, 2011, we had approximately $973.9 million in secured indebtedness, $550.6 million of unsecured indebtedness and had the ability to borrow approximately $266.1 million under the credit agreements, unless such requirement is waived by the lenders party thereto. Significant amounts of cash flow will be necessary to make payments of interest and repay the principal amount of such indebtedness.

The degree to which we are leveraged could have important consequences because:

•	It could affect our ability to satisfy our obligations under the credit agreement;

•

A substantial portion of our cash flow from operations is required to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	Our ability to obtain additional financing and to fund working capital, capital expenditures and other general corporate requirements in the future may be impaired;

•	We may be more highly leveraged than some of their competitors, which may place us at a competitive disadvantage;

•	Our flexibility in planning for, or reacting to, changes in our business may be limited;

•	It may limit our ability to pursue acquisitions and sell assets; and

•	It may make us more vulnerable in the event of a continued or new downturn in our business or the economy in general.

Our ability to make payments on and to refinance our debt, including the credit agreement, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to various business factors (including, among others, the commodity prices of feed ingredients and chicken) and general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

There can be no assurance that we will be able to generate sufficient cash flow from operations or that future borrowings will be available under credit facilities in an amount sufficient to enable us to pay our debt obligations, including obligations under the credit agreement, or to fund our other liquidity needs. We may need to refinance all or a portion of their debt on or before maturity. There can be no assurance that we will be able to refinance any of their debt on commercially reasonable terms or at all.

Risks Related to the Rights Offering

If you do not fully exercise your basic subscription privilege, your interest in us will be significantly diluted. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, then you would experience an immediate dilution of the aggregate fair value of your shares, which could be substantial.

Up to 44,444,444 shares of common stock are issuable in the rights offering. If you do not choose to fully exercise your basic subscription privilege, your percentage ownership interest in us will significantly decrease. In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription privilege in full and other stockholders fully exercise their basic and over-subscription privileges, the percentage of our common stock owned by those other stockholders will increase. If you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, you would also experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at fair value. This dilution could be substantial.

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

The subscription price was recommended by a special committee of our board of directors, which is comprised solely of independent directors. The board of directors received a report of the special committee and determined to set the subscription price, for shares of our common stock, at $4.50 per share. The subscription price represents approximately 72.46% of the closing price of $6.21 per share of common stock on the New York Stock Exchange on December 7, 2011, the last trading day before the announcement of the rights offering. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our board of directors or during the rights offering period. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

The rights offering may cause the price of our common stock to decline.

The subscription price of $4.50 per share equals an approximate 5.0% discount on the weighted average of the closing prices of our common stock over the sixty trading day period ended December 7, 2011, the last trading day before the announcement of the rights offering. The subscription price also represents approximately

72.46% of the closing price of $6.21 per share of common stock on the New York Stock Exchange on December 7, 2011. The rights offering and its terms, including the subscription price, together with the number of shares of common stock we could issue if the rights offering is completed, may result in an immediate decrease in the trading price of our common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing trading price. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our common stock.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise. The trading price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights, and, afterwards, the trading price of our common stock decreases below the $4.50 per share subscription price, you will have committed to buying shares of our common stock at a price above the prevailing trading price and could have an immediate unrealized loss. Our common stock is traded on the New York Stock Exchange under the symbol, “PPC,” and the closing price of our common stock on the New York Stock Exchange on December 7, 2011, the last trading day before the announcement of the rights offering was $6.21 per share. There can be no assurances that the trading price of our common stock will equal or exceed the subscription price at the time of exercise or at the expiration of the subscription rights offering period.

You may not be able to resell any shares of our common stock that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the subscription rights offering period or be able to sell your shares at a price equal to or greater than the subscription price.

If you exercise subscription rights, you may not be able to resell the common stock purchased by exercising your subscription rights until you, or your broker, custodian bank or other nominee, if applicable, have received those shares. Moreover, you will have no rights as a stockholder of the shares you purchased in the rights offering until we issue the shares to you. Although we will endeavor to issue the shares as soon as practicable after completion of the rights offering, including the guaranteed delivery period and after all necessary calculations have been completed, there may be a delay between the expiration date of the rights offering and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell your common stock at a price equal to or greater than the subscription price.

Because we will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds.

We intend to use the net proceeds for additional working capital to improve our capital position and for general corporate purposes. We also anticipate that we will apply the net proceeds of the rights offering to repay the principal amount of $50 million, plus accrued interest, of subordinated debt outstanding under the JBS subordinated loan agreement. We may use all or a part of the remaining net proceeds of the rights offering to repay a portion of the indebtedness outstanding under the credit agreement. See “Use of Proceeds.” We will have broad discretion in determining how the net proceeds of the rights offering will be used. Accordingly, you will be relying on the judgment of our management with regard to the use of proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner that you consider appropriate.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Stockholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date of the rights offering. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

You may not revoke your subscription exercise, even if the rights offering is extended by our board of directors, and you could be committed to buying shares above the prevailing market price.

Once you exercise your subscription rights, you may not revoke the exercise of such rights. If our board of directors decides to exercise its option to extend the rights offering, you still may not revoke the exercise of your subscription rights. The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock remains below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price, in which case you will have an immediate, unrealized loss. Following the exercise of your rights, you might not be able to sell your shares of common stock at a price equal to or greater than the subscription price, and you may lose all or part of your investment in our common stock.

We may cancel the rights offering at any time prior to the expiration of the rights offering period, and neither we nor the subscription agent will have any obligation to you except to return your subscription payment.

We may at our sole discretion cancel the rights offering at any time prior to the expiration of the rights offering period. If we elect to cancel the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return to you, without interest or penalty, as soon as practicable any subscription payments. In addition, we may suffer reputational harm if the rights offering is cancelled prior to the expiration date.

Because the subscription rights are non-transferable, there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights to anyone else, and we do not intend to list the subscription rights on the New York Stock Exchange, any other stock exchange or the OTC Bulletin Board. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

If you make payment of the subscription price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the rights offering.

Any uncertified personal check used to pay the subscription price in the rights offering must clear prior to the expiration date of the rights offering, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the subscription price, it may not clear prior to the expiration date, in which event you would not be eligible to exercise your subscription rights. You may eliminate this risk by paying the subscription price by certified or cashier’s check or bank draft drawn on a U.S. bank or a U.S. postal money order.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 25, 2011 on an actual basis and on an as adjusted basis assuming the sale of all 44,444,444 shares (subject to adjustment for fractional shares) available in the rights offering at a subscription price of $4.50 per share, after deducting estimated offering expenses. The following information should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

	As of September 25, 2011
	Actual	As Adjusted(1)
	(unaudited)
Cash and cash equivalents	$46,904	$46,904
Long-term debt, including current portion	$1,524,499	$1,327,024

Stockholders’ equity:
Common stock, $0.01 par value—authorized, 800,000,000 shares; issued and outstanding, 214,281,914 shares actual, 258,926,358 shares as adjusted	2,143	2,589
Additional paid-in capital	1,443,335	1,641,636
Accumulated deficit	(758,590)	(758,590)
Accumulated other comprehensive loss	(25,492)	(25,492)
Noncontrolling interests	2,526	2,526

Total stockholders’ equity	663,922	862,669

Total capitalization	$2,188,421	$2,189,693

(1)	Our cash and cash equivalents and capitalization as of September 25, 2011 on an as adjusted basis reflects the payment of the principal amount of $50 million of subordinated debt, plus accrued interest as of September 25, 2011, owed to JBS USA, and assumes the payment of the remaining net proceeds of the rights offering toward the indebtedness under the revolving loan commitments of the credit agreement. See “Use of Proceeds.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the New York Stock Exchange under the symbol “PPC.” The following table sets forth the high and low sales prices for our common stock for the periods indicated as reported by the New York Stock Exchange.

	High	Low
Year ended December 25, 2011:
Fourth Quarter	$6.30	$3.69
Third Quarter	5.63	2.91
Second Quarter	7.78	3.96
First Quarter	8.61	6.49

Year ended December 26, 2010:
Fourth Quarter	$8.10	$5.35
Third Quarter	7.70	5.73
Second Quarter	13.05	6.38
First Quarter	11.53	7.63

Our certificate of incorporation, as amended, provides certain rights to JBS USA to designate a majority of the members of our board of directors. As a result of this stock ownership and other arrangements, we are deemed to be a “controlled company” under the rules established by the New York Stock Exchange and qualify for, and rely on, the “controlled company” exception to the board of directors and committee composition requirements regarding independence under the rules of the New York Stock Exchange.

On December 28, 2009, the Company and JBS USA entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement prohibits the Company from declaring or distributing any non-pro rata dividends to holders of our common stock until the completion of the Mandatory Exchange Transaction (as described and defined in our certificate of incorporation, as amended). For additional information concerning the Mandatory Exchange Transaction, see “Description of Capital Stock—Mandatory Exchange.”

We did not pay cash dividends in 2011 or 2010 and we currently do not intend to pay cash dividends. The credit agreement and our indenture relating to our unsecured notes restricts certain activities, including our ability to pay cash dividends.

USE OF PROCEEDS

The net proceeds to us from the rights offering will depend on the number of subscription rights that are exercised. If we issue all 44,444,444 shares available in the rights offering, we estimate that the net proceeds to us from the sale of our common stock offered in the rights offering, after deducting estimated offering expenses, will be approximately $198.7 million. We estimate that the expenses of the rights offering will be approximately $1.3 million.

We will have broad discretion in determining how the net proceeds of the rights offering will be used. We intend to use the net proceeds for additional working capital to improve our capital position and for general corporate purposes. We also anticipate that we will apply the net proceeds of the rights offering to repay the principal amount of $50 million, plus accrued interest, of subordinated debt outstanding under the JBS subordinated loan agreement. The JBS subordinated loan agreement matures on June 28, 2015. The loans outstanding under our JBS subordinated loan agreement bear interest at a per annum rate equal to 9.845%. The proceeds of the JBS subordinated loan agreement were used for general corporate purposes. We may use all or a part of the remaining net proceeds of the rights offering to repay a portion of the indebtedness outstanding under the Term B-1, Term B-2 and revolving loan commitments of the credit agreement. The Term B-1 and Term B-2 loans and the revolving loan commitments of the credit agreement mature on December 28, 2014. Outstanding Term B-1 loans bear interest at a per annum rate equal to 4.8125%. Outstanding Term B-2 loans bear interest at a per annum rate equal to 9.0%. Outstanding revolving loans bear interest at a per annum rate equal 4.3125%. The proceeds of the revolving loans under the credit agreement were used for general corporate purposes. Until we use the net proceeds, we may invest a portion of the proceeds temporarily in liquid short-term securities.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date. If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to “—Notice To Brokers and Nominees” below.

Before deciding whether to exercise your subscription rights, you should carefully read this prospectus, including the information set forth under the heading “Risk Factors” and the information that is incorporated by reference into this prospectus.

The Subscription Rights

We are distributing to holders of our common stock as of 5:00 p.m., New York City time, on January 17, 2012, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., New York City time, on the record date. The subscription rights will be evidenced by subscription rights certificates. Subscription rights may be exercised at any time during the subscription period, which commences on January 19, 2012, through the expiration date for the rights offering, which is 5:00 p.m., New York City time, on February 17, 2012. You are not required to exercise any of your subscription rights. Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription privilege, each as described below, will be eliminated by rounding up to the nearest whole share, with the total purchase price being adjusted accordingly.

The net proceeds to us from the rights offering will depend on the number of subscription rights that are exercised. If we issue all 44,444,444 shares available in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $198.7 million. We estimate that the expenses of the rights offering will be approximately $1.3 million.

Basic Subscription Privilege

Each subscription right will entitle you to purchase 0.2072 shares of our common stock at a subscription price of $4.50 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Over-Subscription Privilege

If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to purchase any shares that our other subscription rights holders do not purchase pursuant to their basic subscription privilege. The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity. For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription privilege with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You will not, however, be able to exercise the over-subscription privilege you own collectively with your spouse unless the basic subscription privilege collectively owned by you and your spouse is fully exercised. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

If holders exercise their over-subscription privilege for more shares than are available to be purchased pursuant to the over-subscription privilege, we will allocate the shares of our common stock to be issued pursuant to the exercise of the over-subscription privilege pro rata among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription privilege. If there is a pro rata allocation of the remaining shares of our common stock and you would otherwise receive an allocation of a greater number of shares than you subscribed for under your over-subscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription privilege. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The subscription agent will mail such refunds as soon as practicable after the completion of the rights offering.

In order to exercise the over-subscription privilege, brokers, dealers, custodian banks and other nominee subscription rights holders who exercise the over-subscription privilege on behalf of beneficial owners must certify to the subscription agent and to us with respect to each beneficial owner:

•	the number of subscription rights exercised under the basic subscription privilege; and

•	the number of shares subscribed for under the over-subscription privilege.

If your shares are held by a broker, dealer, custodian bank or other nominee in book-entry form through DTC, then, in addition to the other materials required to be submitted to the subscription agent to exercise your subscription rights, a Nominee Holder Certification will also be required. See “—Method of Exercising Subscription Rights—Subscription by DTC Participants.”

Commitment of Our Majority Stockholder

In connection with the rights offering, our majority stockholder, JBS USA, has entered into an agreement with us, dated December 19, 2011, pursuant to which JBS USA has agreed to fully exercise its basic and over-subscription rights for all shares of our common stock held by it. The agreement automatically terminates without notice if either the rights offering is canceled or terminated by us or the rights offering is not consummated on or before May 15, 2012. We are not paying any fees to JBS USA in connection with the rights offering.

Subscription Price

The subscription price was recommended by a special committee of our board of directors, which is comprised solely of independent directors. The board of directors received a report of the special committee and determined to set the subscription price, for shares of our common stock, at $4.50 per share. In determining the subscription price, the special committee considered a number of factors, including:

•	our future needs for additional capital, liquidity and financial flexibility;

•	the special committee’s negotiations with our majority stockholder, JBS USA;

•	analysis from our financial advisor;

•	alternatives available for raising equity capital;

•	current economic and financial market conditions;

•

data relating to comparable rights offerings by other public companies, including the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings;

•

the size and timing of the rights offering and the price at which our stockholders might be willing to participate in a rights offering offered on a pro rata basis to all stockholders at a discount with an over-subscription privilege; and

•	historical and current trading prices for our common stock.

In conjunction with its review of these factors, the special committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, and our current financial condition. The special committee also determined that the subscription price should be designed to provide an incentive to our current stockholders, including JBS USA, to participate in the rights offering and exercise their basic and over-subscription privileges. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our board of directors or during the rights offering period. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., New York City time, on February 17, 2012, unless we extend it. We reserve the right to extend the subscription period at our sole discretion. We will notify you of any extension of the expiration date by issuing a press release. You must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent prior to 5:00 p.m., New York City time, on February 17, 2012, unless the expiration date is extended. After the expiration of the rights offering period, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights which the subscription agent receives after the expiration of the rights offering, regardless of when you sent the documents regarding that exercise, unless you have used the guaranteed delivery procedures described under “—Notice of Guaranteed Delivery.” Shares purchased in the rights offering will be issued through DTC and any subscription payments for shares not allocated or validly purchased will be sent, as soon as practicable following the expiration date of the rights offering.

We reserve the right, at our sole discretion, to amend or modify the terms of the rights offering.

Reasons for the Rights Offering

We are conducting the rights offering in order to raise additional equity capital, to improve and strengthen our financial position and to increase our financial flexibility. Furthermore, because of the significant losses we experienced in 2011, we desire greater flexibility under certain financial covenants contained in our credit agreement. Consequently, we have amended the credit agreement in connection with the rights offering. Our board of directors believes the rights offering has facilitated our ability to obtain the necessary amendments to the credit agreement. In authorizing the rights offering, our board of directors also considered the recommendation by a special committee of our board of directors, which is comprised solely of independent directors, as well as:

•	current and prospective economic and financial market conditions;

•	the volatility of the poultry and feed ingredient markets;

•	our future needs for additional capital, liquidity and financial flexibility;

•	analysis from our financial advisor;

•	alternatives available for raising equity capital or conducting a rights offering;

•	the commitment of JBS USA, our majority stockholder, to participate in the rights offering;

•	historical and current trading prices for our common stock;

•	the size and timing of the rights offering;

•	the potential dilution to our current stockholders if they choose not to participate in the rights offering;

•	the fact that the rights offering could potentially increase the public float for our common stock; and

•	the fact that existing stockholders would have the opportunity to participate on a pro rata basis at a discount and would also have an over-subscription privilege.

We intend to use the net proceeds of the rights offering for additional working capital to improve our capital position and for general corporate purposes. We also anticipate that we will use a portion of the net proceeds from the rights offering to repay the principal amount of $50 million, plus accrued interest, of our subordinated debt owed to our majority stockholder, JBS USA. We may also use the net proceeds to repay indebtedness under the credit agreement. In addition, in connection with the rights offering, we expect to terminate certain commitments of JBS USA to make additional subordinated loans to us. In authorizing the rights offering, our board of directors and the special committee evaluated the financial position of the Company after giving effect to the use of proceeds of the rights offering, the potential future need for additional liquidity and capital, the fact that the subordinated loan owed to JBS USA is our most costly debt bearing interest at 9.845% per annum and the benefits of increased financial flexibility in pursuing our business plan.

Amendment to the Credit Agreement and JBS Subordinated Loan Agreement

Because of the significant losses we experienced in 2011, we desire greater flexibility under certain financial covenants contained in the credit agreement. Our board of directors believes the rights offering facilitated our ability to obtain the necessary amendments to the credit agreement. Consequently, we have amended the credit agreement in connection with the rights offering. The amendment to the credit agreement, among other things, modifies the financial covenants under the credit agreement in a manner we believe is more favorable to the Company, including (1) following the consummation of the rights offering, a reduction in the level of net worth of the Company required to satisfy its minimum tangible net worth financial covenant, (2) amendments to the fixed charge coverage ratio and senior secured leverage ratio financial covenants so that, when testing of those financial covenant ratios resumes on September 24, 2012, the Company will have additional flexibility in calculating those financial covenant ratios and (3) following the consummation of the rights offering, the senior secured leverage ratio covenant will be set at levels more favorable to the Company after June 30, 2013. The amendment to the credit agreement provides that the proceeds of the rights offering will not be required to be paid to the lenders under the credit agreement as a mandatory prepayment.

Under the JBS subordinated loan agreement, JBS USA made a subordinated loan in principal amount of $50 million to the Company. In addition, the JBS subordinated loan agreement provides that, if the rights offering does not occur and if, on or before September 23, 2013, the borrowing availability under the credit agreement is less than $200 million, JBS USA will make an additional subordinated loan in the principal amount of $50 million to the Company. In connection with the rights offering, we intend to repay the existing subordinated loan in principal amount of $50 million, plus accrued interest, with the proceeds of the rights offering. In addition, JBS USA and the Company will terminate the $50 million commitment under the JBS subordinated loan agreement at the closing of the rights offering. The amendment to the credit agreement permits the Company to repay the existing subordinated loan in principal amount of $50 million, plus accrued interest, with the proceeds of the rights offering and terminate the commitment under the JBS subordinated loan agreement.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

To exercise your basic subscription privilege and your over-subscription privilege, you must properly complete and execute the subscription rights certificate, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share of our common stock you are subscribing for, including any shares you subscribe for pursuant to the over-subscription privilege, to the subscription agent at the address set forth under “—Subscription Agent” below, on or prior to the expiration date.

Subscription by DTC Participants

If your subscription rights are held of record through DTC, you may exercise your basic subscription privilege and your over-subscription privilege by instructing DTC, or having your broker instruct DTC, to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and payment in full of the subscription price for each share of our common stock that you subscribed for, including any shares pursuant to the over-subscription privilege. Except as described under the subsection titled “—Notice of Guaranteed Delivery,” subscriptions accepted by the subscription agent via a Notice of Guaranteed Delivery must be delivered to the subscription agent with payment before the expiration of the subscription period.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you and exercise your subscription rights and deliver all documents and payment on your behalf prior to 5:00 p.m., New York City time, on February 17, 2012. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you.

To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee, the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other subscription rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you wish to acquire under the basic subscription privilege and the over-subscription privilege by either:

•	uncertified check payable to “Computershare Trust Company, N.A. (acting as subscription agent for Pilgrim’s Pride)”;

•	certified or cashier’s check or bank draft drawn upon a U.S. bank and payable to “Computershare Trust Company, N.A. (acting as subscription agent for Pilgrim’s Pride)”; or

•	U.S. postal money order payable to “Computershare Trust Company, N.A. (acting as subscription agent for Pilgrim’s Pride)”.

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•	clearance of any uncertified check deposited by the subscription agent; or

•	receipt by the subscription agent of any certified check or cashier’s check or bank draft drawn upon a U.S. bank or any U.S. postal money order.

Payment received after the expiration of the rights offering period will not be honored, and, in that case, the subscription agent will return your payment to you, without interest or penalty, as soon as practicable.

Clearance of Uncertified Checks

If you are paying by uncertified personal check, please note that payment will not be deemed to have been received by the subscription agent until the check has cleared, which could take at least five or more business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier’s check or bank draft or U.S. postal money order.

Instructions for Completing Your Subscription Rights Certificate

You should read the instruction letter accompanying the subscription rights certificate carefully and strictly follow it. Do not send subscription rights certificates or payments to us. Except as described below under “—Notice of Guaranteed Delivery,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed subscription rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not us or the subscription agent.

The method of delivery of subscription rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment before the expiration of the subscription period for the rights offering. Because uncertified personal checks may take at least five or more business days to clear, we strongly urge you to pay or arrange for payment by means of certified or cashier’s check or bank draft or U.S. postal money order to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our common stock that could be purchased with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, we or the subscription agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Conditions, Amendment and Cancellation

The completion of the rights offering is subject to closing conditions, including:

•	the registration statement relating to the rights offering shall continue to be effective and no stop order shall have been entered by the SEC with respect thereto;

•	all material governmental and third-party notifications, filings, consents, waivers and approvals required for the consummation of the rights offering shall have been made or received;

•

no action shall have been taken, no statute, rule, regulation, or order shall have been enacted, adopted, or issued by any federal, state, or foreign governmental or regulatory authority, and no judgment, injunction, decree or order of any federal, state or foreign court shall have been issued that, in each case, in the sole judgment of our board of directors, would or might restrict or prohibit the implementation of the rights offering and the issuance and sale of our common stock in the rights offering or materially impair the benefit of implementation thereof, and no action or proceeding by or before any federal, state, or foreign governmental or regulatory authority shall be pending or threatened wherein an adverse judgment, decree, or order would be reasonably likely to result in the prohibition of or material impairment of the benefits of the implementation of the rights offering and the issuance and sale of our common stock in the rights offering, in the sole judgment of our board of directors; and

•	the shares of our common stock to be issued in the rights offering shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. Our board of directors may cancel, extend or otherwise amend the rights offering, in whole or in part, at its sole discretion at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation, and any funds you paid to the subscription agent will be returned, without interest or penalty, as soon as practicable.

Subscription Agent

Computershare Trust Company, N.A. is acting as the subscription agent for the rights offering under an agreement with us. All subscription rights certificates, payments of the subscription price and nominee holder certifications, to the extent applicable to your exercise of subscription rights, must be delivered to Computershare Trust Company as follows:

By mail:	By overnight courier:
Computershare Trust Company, N.A. Attention: Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attention: Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

By facsimile transmission (for eligible institutions only): (617) 360-6810

You should confirm receipt of all facsimile transmissions by calling the subscription agent at (781) 575-2332. You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to the information agent, Georgeson Inc., at (800) 314-4549.

We will pay the fees and expenses of Computershare Trust Company, N.A. We have also agreed to indemnify Computershare Trust Company, N.A. against certain liabilities in connection with the rights offering.

If you deliver subscription documents, subscription rights certificates or notices of guaranteed delivery in a manner different than that described in this prospectus, then we may not honor the exercise of your subscription privilege.

Fees and Expenses

We will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither the subscription agent nor we will pay such expenses.

Fractional Shares of Common Stock

We will not issue fractional shares of common stock. Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding up to the nearest whole share, with the total purchase price being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Notice to Brokers and Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the rights offering record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the subscription rights offering record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your subscription rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Notice of Guaranteed Delivery

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the subscription rights certificate evidencing your subscription rights to the subscription agent, on or before the time the rights offering expires, you may exercise your subscription rights by the following guaranteed delivery procedures:

•

deliver to the subscription agent on or prior to the rights offering expiration date your subscription price payment in full for each share you subscribed for under your subscription privilege in the manner set forth above in “—Payment Method”;

•

deliver to the subscription agent on or prior to the expiration date the form entitled “Notice of Guaranteed Delivery,” substantially in the form provided with the “Instructions as to Use of Pilgrim’s Pride Subscription Rights Certificates” distributed with your subscription rights certificates; and

•

deliver the properly completed subscription rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantee, to the subscription agent within three business days following the date of your Notice of Guaranteed Delivery. For purposes of these Notice of Guaranteed Delivery procedures, “business day” means any day on which trading is conducted on the New York Stock Exchange.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to the Use of Pilgrim’s Pride Subscription Rights Certificates, which will be distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution or other eligible guarantee institutions that are members of, or participants in, a signature guarantee program acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must state:

•	your name;

•

the number of subscription rights represented by your subscription rights certificate, the number of shares of our common stock for which you are subscribing under your basic subscription privilege and the number of shares of our common stock for which you are subscribing under your over-subscription privilege, if any; and

•

your guarantee that you will deliver to the subscription agent any subscription rights certificates evidencing the subscription rights you are exercising within three business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your subscription rights certificates at the address or facsimile number set forth above under “—Subscription Agent.”

We will send you additional copies of the form of Notice of Guaranteed Delivery if you request them. Please call the information agent, Georgeson Inc., at (800) 314-4549 to request any copies of the form of Notice of Guaranteed Delivery.

In the case of holders of subscription rights that are held of record through DTC, those subscription rights may be exercised by instructing DTC to transfer subscription rights from that holder’s DTC account to the subscription agent’s DTC account, together with payment of the full subscription price. The notice of guaranteed delivery must be guaranteed by a commercial bank, trust company or credit union having an office, branch or agency in the United States or by a member of a Stock Transfer Association approved medallion program such as STAMP, SEMP or MSP. Notices of guaranteed delivery and payments should be mailed or delivered to the appropriate addresses set forth under “—Subscription Agent.”

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, the Instructions as to the Use of Pilgrim’s Pride Subscription Rights Certificates or the Notice of Guaranteed Delivery, you should contact the information agent, Georgeson Inc., at (800) 314-4549.

Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription privileges, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us at our sole discretion. Neither the subscription agent nor we shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to cancel the rights offering, only when a properly completed and duly executed subscription rights certificate and any other required documents and payment of the full subscription amount have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The subscription agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money until the rights offering is completed or is cancelled. If the rights offering is cancelled for any reason, we will return this money to subscribers, without interest or penalty, as soon as practicable.

Certificates for Shares of Common Stock

Stock certificates will not be issued for shares of our common stock offered in the rights offering. As soon as practicable after the expiration of the rights offering period, the subscription agent will arrange for issuance through DTC to each subscription rights holder of record that has validly exercised its basic subscription privilege, the shares of common stock purchased pursuant to the basic subscription privilege. Shares subscribed for pursuant to the over-subscription privilege will be delivered through DTC as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares not subscribed for pursuant to the basic subscription privilege.

Rights of Subscribers

You will have no rights as a stockholder of our common stock until your account, or your account at your broker, custodian bank or other nominee is credited with the shares of our common stock purchased in the rights offering. You will have no right to revoke your subscriptions after you deliver your completed subscription rights certificate, payment and any other required documents to the subscription agent.

Foreign and Other Stockholders

We will not mail subscription rights certificates to stockholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold these subscription rights certificates for their account. To exercise subscription rights, our foreign stockholders and stockholders with an army post office or foreign post office address must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date of the rights offering by completing an international holder subscription form which will be delivered to those holders in lieu of a subscription rights certificate and sending it by mail or telecopy to the subscription agent at the address and telecopy number set forth under “—Subscription Agent.”

No Revocation or Change

Once you submit the form of subscription rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Dilutive Impact of Rights Offering

Up to 44,444,444 shares of common stock are issuable in the rights offering, subject to adjustment for fractional shares. If you do not choose to fully exercise your basic subscription privilege, your percentage ownership interest in us will significantly decrease. In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription privilege in full and other stockholders fully exercise their basic and over-subscription privileges, the percentage of our common stock beneficially owned by those other stockholders will increase. If you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, you would also experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at fair value.

Our majority stockholder, JBS USA, has committed to participate in the rights offering and exercise its basic subscription and over-subscription privilege in full and has executed an agreement reflecting its commitment. Once JBS USA exercises its basic and over-subscription privilege in full and if no other stockholders do so, the percentage of the outstanding common stock beneficially owned by JBS USA would increase from approximately 67.20% to 72.83% based on the number of shares of common stock outstanding as of January 5, 2012. Even if some but not all other stockholders exercise their subscription rights, if JBS USA fully exercises its basic and over-subscription privilege, its percentage of ownership of our common stock will increase.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control the shares and if, at the time the rights offering expires, you have not obtained this clearance or approval.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Our distribution and any stockholder’s exercise of these subscription rights to purchase shares of common stock will generally not be taxable to our stockholders. See “Certain Material U.S. Federal Income Tax Considerations.”

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

No Recommendation to Subscription Rights Holders

Neither our board of directors nor the special committee of our board of directors is making any recommendation regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See “Risk Factors” in this prospectus and in any document incorporated by reference into this prospectus.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on the New York Stock Exchange or any other stock exchange or market or on the OTC Bulletin Board. The shares of common stock issuable upon exercise of the subscription rights will be listed on the New York Stock Exchange under the symbol “PPC.”

Shares of Common Stock Outstanding After the Rights Offering

Based on the 214,481,914 shares of our common stock outstanding as of January 5, 2012, and assuming all shares available in the rights offering are sold, 258,926,358 shares of our common stock will be outstanding upon completion of the rights offering (subject to adjustment for fractional shares), representing an increase in the number of outstanding shares of our common stock of approximately 20.72%.

Corporate Finance Advisor

We have retained Barclays Capital Inc. to act as exclusive financial advisor in connection with the rights offering. Barclays Capital Inc. will not underwrite the rights offering or solicit exercises of rights and has no obligation to purchase, or procure purchases of, the shares of our common stock offered hereby or otherwise act in any capacity whatsoever as an underwriter, agent or dealer manager.

In connection with the rights offering, we have agreed to pay Barclays Capital Inc. an advisory fee of $1.0 million that is payable upon the closing of the rights offering, and we have agreed to reimburse its reasonable expenses. In addition, we have agreed to indemnify Barclays Capital Inc. with respect to certain liabilities, including liabilities under the federal securities laws.

Barclays Capital Inc. has not prepared any report or opinion constituting a recommendation or advice for our shareholders in connection with the rights offering, nor has Barclays Capital Inc. prepared an opinion as to the fairness of the subscription price or the terms of the rights offering. Barclays Capital Inc. expresses no opinion and makes no recommendation to the holders of our common stock as to the purchase by any person of any shares of our common stock. Barclays Capital Inc. also expresses no opinion as to the prices at which the shares of common stock may trade if and when they are issued or at any future time.

Barclays Capital Inc. and certain of its affiliates have from time to time provided, and may in the future provide, various financial advisory, commercial banking and investment banking services for us and for our affiliates, including JBS USA, in the ordinary course of business for which they have received and would receive customary compensation. Certain affiliates of Barclays Capital Inc. are lenders, and may receive a portion of the net proceeds from the rights offering to the extent used to repay debt, under the revolving portion of our credit agreement.

We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of rights, and, except as described herein, no other commissions, underwriting fees or discounts will be paid in connection with the rights offering.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription privileges in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation, as amended, authorizes us to issue 800,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of January 5, 2012, 214,481,914 shares of common stock and no shares of preferred stock were outstanding. Shares of our common stock are traded on the New York Stock Exchange under the symbol “PPC.” In general, any series of preferred stock will be afforded preferences regarding dividends and liquidation rights over the common stock. The certificate of incorporation, as amended, empowers our board of directors, without approval of the stockholders, to cause preferred stock to be issued in one or more series, and to fix the number of shares, designation, voting rights, powers, preferences and rights and any qualifications, limitations or restrictions of the shares of each series. The description set forth below is only a summary and is not complete. For more information regarding the common stock which may be offered by this prospectus, please refer to our certificate of incorporation, as amended, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, a more detailed description of the common stock may be found in the documents referred to in the fifth bullet point in the second paragraph of “Where You Can Find More Information; Incorporation By Reference.”

Dividends

Subject to the limitations under the Delaware General Corporation Law (the “DGCL”), preferences that may apply to any outstanding shares of preferred stock and contractual restrictions, the holders of shares of common stock will be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared by our board of directors at any time and from time to time out of any funds legally available.

Dividends will be paid to the holders of record of the outstanding shares of common stock as their names appear on the stock register on the record date fixed by our board of directors in advance of declaration and payment of each dividend. Any shares of common stock issued as a dividend will, when so issued, be duly authorized, validly issued, fully paid and non-assessable, and free of all liens and charges.

On December 28, 2009, we entered into a Stockholders Agreement with JBS USA, which we refer to as the stockholders agreement. The stockholders agreement prohibits us from declaring or distributing any non-pro rata dividends to holders of our common stock until the completion of the Mandatory Exchange Transaction. For additional information concerning the Mandatory Exchange Transaction, see “—Mandatory Exchange.”

Notwithstanding anything contained herein to the contrary, no dividends on shares of common stock will be declared by the board of directors or paid or set apart for payment at any time that such declaration, payment or setting apart is prohibited by applicable law.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, after payment in full of all amounts owed to our creditors and distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the preferred stock or any series thereof, the holders of shares of common stock will be entitled to receive all of our remaining assets available for distribution to its stockholders, ratably in proportion to the number of shares of common stock held by them. The rights, preferences and privileges of holders of shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future without stockholder approval. A liquidation, dissolution, or winding-up of the Company, as such terms are used herein, will not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other corporation or corporations or other entity or a sale, lease, exchange, or conveyance of all or a part of the assets of the Company.

Voting Rights

All shares of common stock have identical rights and privileges. The holders of common stock are entitled to vote on each matter properly submitted to the stockholders of the Company for their vote, including the election of directors; provided, however, that, except as otherwise required by law, holders of common stock will not be entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to our certificate of incorporation.

On all matters to be voted on by holders of shares of common stock, the holders are entitled to one vote for each share of common stock held of record, and have no cumulative voting rights. Such right to vote will be subject to the right of the board of directors of the Company to fix a record date for voting stockholders.

Preemptive Rights; Subscription Rights; Cumulative Voting

Stockholders will not be entitled to preemptive or subscription rights or to cumulative voting.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Mandatory Exchange

In the event JBS USA completes an initial public offering of common stock of JBS USA (the “JBS USA Common Stock”) and the offered shares are listed on a national securities exchange, then, at any time during an Exchange Window (as defined below) falling within the period commencing on the date of the closing of the offering and ending on January 27, 2012, JBS USA will have the right to deliver written notice of the mandatory exchange of our common stock (the “Mandatory Exchange Transaction”) to us. Upon delivery to us of notice of the Mandatory Exchange Transaction each share of our common stock held by stockholders other than JBS USA (the “Exchanged Holders”) will automatically, without any further action on behalf of the Company or any of the Exchanged Holders, be transferred to JBS USA in exchange for a number of duly authorized, validly issued, fully paid and non-assessable shares of JBS USA Common Stock equal to the Exchange Offer Ratio (as defined below). The Mandatory Exchange Transaction is required to be effected in compliance with all applicable laws. Unless subsequently amended, pursuant to our certificate of incorporation, as amended, the Mandatory Exchange Transaction may not be effected with respect to shares of our common stock held by the Founder Group (as defined in our certificate of incorporation, as amended) until six months and one day after December 28, 2009. An “Exchange Window” is a period of time beginning on the 6th trading day after the first day on which both the Company and JBS USA will have each made their respective annual or quarterly reports or earnings releases relating to the immediately preceding fiscal quarter or year, as applicable, and ending on the last day of the fiscal quarter during which the first day of the Exchange Window fell.

The “Exchange Offer Ratio” is a fraction, the numerator of which is the average volume-weighted daily trading price per share on the principal national securities exchange for our common stock, and the denominator of which is the average volume-weighted daily trading price per share on the principal national securities exchange for the JBS USA Common Stock, in each case for the Measurement Period. The “Measurement Period” is a number of consecutive trading days which is equal to twice the number of consecutive trading days between (i) the first date on which JBS USA and the Company shall have both made their respective annual or quarterly reports or earnings releases for the applicable fiscal year or quarter and (ii) the date on which JBS USA delivers the Company the notice of the Mandatory Exchange Transaction.

Stockholders Agreement

The stockholders agreement sets forth certain rights with respect to our common stock, corporate governance and other related corporate matters. Generally, the terms of the Stockholders Agreement are as follows:

•

Until the expiration of the period beginning on December 28, 2009 and ending on January 27, 2012, JBS USA and its affiliates will be prohibited from acquiring, directly or indirectly, beneficial ownership of any equity interests in the Company, including shares of our common stock, except (i) by way of stock splits, stock dividends, reclassifications, recapitalizations, or other distributions by the Company to all holders of our common stock on a pro rata basis, or (ii) pursuant to the Mandatory Exchange Transaction.

•

Our board of directors currently consists of nine directors: (i) six directors designated by JBS USA (the “JBS Directors”), (ii) two directors elected by the Minority Investors (as defined below) (the “Equity Directors”) and (iii) the Founder Director (as defined in our certificate of incorporation, as amended). The stockholders agreement contains terms regarding the appointment and removal of directors, the requirement for certain directors to be “independent” for purposes of applicable SEC rules and exchange listing requirements and the change in the size of the board of directors or relative numbers of JBS Directors and Equity Directors in the event that the respective parties’ ownership percentages change or in the event of changes in applicable law or exchange listing requirements. If the percentage of our outstanding common stock beneficially owned by JBS USA exceeds 80%, then JBS USA would have the ability to elect one additional member of our board of directors while the other holders of our common stock would have the ability to elect one less member of our board of directors. Following the date JBS USA obtains beneficial ownership at 90% or more of our common stock, then JBS would have the right to elect all members of our board of directors other than the Founder Director.

•

The approval of at least a majority of the Equity Directors and any Founder Director, as a group, is required for certain actions, including the amendment or repeal of certain provisions of the our certificate of incorporation, as amended, or bylaws or amendments that would or could reasonably be expected to adversely affect, in any material respect, the rights of the stockholders other than the JBS USA and its affiliates (the “Minority Investors”).

•

JBS USA is required to cause all shares of our common stock beneficially owned by it or its affiliates to (i) be voted, or to abstain from voting, in the same proportion as the shares of our common stock held by the Minority Investors vote, or abstain from voting, with respect to (A) the election or removal of Equity Directors and (B) proposals to adopt, amend or repeal our bylaws that would adversely affect, or could reasonably be expected to adversely affect, in any material respect, the rights of the Minority Investors, as a class, and (ii) be voted for the election, or against the removal, of the Founding Director until the occurrence of a Founder Triggering Event (as defined in the our certificate of Incorporation, as amended). With respect to all other matters submitted to a vote of holders of our common stock, JBS USA may vote, or abstain from voting, shares of our common stock held by it in its sole and absolute discretion.

•	We are permitted to make repurchases of our common stock from Minority Investors in the ordinary course if the following conditions are met:

¡	none of JBS USA and its affiliates (other than the Company) provides the cash or property used to effectuate the redemption or repurchase directly or indirectly;

¡

the cash or property used to effectuate the redemption or repurchase is derived solely from the Company’s operating cash flows, and not borrowings, equity issuances or sale or exchange transactions occurring outside of the ordinary course of business;

¡	the redemption or repurchase qualifies for the safe harbor from liability available under Rule 10b-18 of the Securities Exchange Act of 1934 (or any successor rule); and

¡

the redemption or repurchase does not, and is not reasonably likely to, cause the Company to cease to comply with the applicable continued listing standards of the national securities exchange on which our common stock is listed.

The stockholders agreement may be terminated (i) by written agreement of the parties, (ii) on the consummation of the Mandatory Exchange Transaction or (iii) in the event that JBS USA owns 100% of our common stock, subject to the survival of certain covenants. The Equity Nominating Committee (as defined in our certificate of incorporation, as amended), acting by majority vote, will have the right to control the Company’s exercise of its rights and remedies under the stockholders agreement.

Limitation of Directors’ Liability and Indemnification

The DGCL provides that a corporation may limit the personal liability of each director to the corporation or its stockholders for monetary damages, except for liability arising because of any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions by the director not in good faith or that involve intentional misconduct or a knowing violation of law;

•	certain unlawful dividend payments or stock redemptions or repurchases; and

•	any transaction from which the director derives an improper personal benefit.

Our certificate of incorporation provides for the elimination and limitation of the personal liability of our directors for monetary damages except for situations described in the bullet points listed above. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in the bullet points listed above. This provision does not limit or eliminate our rights or any stockholder’s right to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care.

Our Amended and Restated Corporate Bylaws provide that we shall indemnify and hold harmless any present or former officer or director or any officer or director who is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, trust, employee benefit plan or other enterprise, from and against fines, judgments, penalties, amounts paid in settlement and reasonable expenses actually incurred by such person in connection with any suit to which they were or are made, or are threatened to be made, a party, or to which they are a witness without being named a party, if it is determined that he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe his conduct was unlawful.

Pursuant to Section 145 of the DGCL, we generally have the power to indemnify its present and former directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any suit (other than a suit by or in the right of the Company) to which they are, or are threatened to be made, a party by reason of their serving in such positions, or is or was serving at our request in such positions for another corporation, partnership, joint venture, trust or other enterprise, so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its present and former directors, officers, employees and agents against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person has been adjudged liable to the corporation unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

According to our Amended and Restated Corporate Bylaws and Section 145 of the DGCL, we have the power to purchase and maintain insurance for its present and former directors, officers, employees and agents. The above discussion of our certificate of incorporation, Amended and Restated Corporate Bylaws and the DGCL is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, Amended and Restated Corporate Bylaws and the DGCL.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before such date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; or

•

on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, excluding the stock owned by the interested stockholder.

A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 of the DGCL permits us to elect not to be governed by its provisions, to date we have not made this election. As a result of the application of that statute, our potential acquirers may be discouraged from attempting to effect an acquisition transaction with us, which could possibly deprive holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices in such transactions.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences that you should consider in relation to the rights offering.

General

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below.

This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders (as defined below) of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, as applicable, and will hold the subscription rights and any shares of common stock acquired upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) partnerships, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell subscription rights or common stock under the constructive sale provisions of the Code, persons whose “functional currency” is not the U.S. dollar, investors in pass-through entities, and holders who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation. This summary does not deal with any federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences.

As used herein, the term “U.S. holder” means a beneficial owner of common stock that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of subscription rights.

Distribution of Subscription Rights.

If you hold common stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights.

Stockholder Basis and Holding Period of the Subscription Rights.

If you do not exercise your subscription rights, your basis in the subscription rights received in the rights offering will be zero. If you exercise your subscription rights, your basis in the subscription rights will also be zero if (i) the fair market value of the subscription rights on the date of distribution is less than 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received, and (ii) you do not elect to allocate a portion of your basis in your common stock to the subscription rights (as discussed below). However, if you exercise your subscription rights and if either: (a) the fair market value of the subscription rights on the date of distribution is 15% or more of the fair market value on such date of the common stock with respect to which the subscription rights are received; or (b) you properly elect on your U.S. federal income tax return for the taxable year in which you receive the subscription rights to allocate part of the basis of your common stock to the subscription rights, then a portion of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights. The portion of your common stock basis that is allocated to the subscription rights will equal the product of your basis in our common stock with respect to which the subscription rights are received and a fraction, the numerator of which is the fair market value of the subscription rights and the denominator of which is the fair market value of your shares of our common stock plus the fair market value of the subscription rights, all as determined on the date the subscription rights are distributed. We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period for the subscription rights that you receive will include your holding period for the common stock with respect to which the subscription rights were distributed.

Lapse of the Subscription Rights.

If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights, and the tax basis of the common stock you own with respect to which such subscription rights were distributed will not be impacted by your receipt of the subscription rights in the rights offering.

Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise.

You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price you paid to exercise the subscription rights and your basis in the subscription rights, if any. The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date you exercise your subscription rights.

Distributions on Common Stock Received Upon Exercise of Subscription Rights.

You will recognize income upon the receipt of any dividend or other distribution on the shares of common stock you acquire upon exercise of the subscription rights to the extent of our current and accumulated earnings and profits for the taxable year in which the distribution is made. If you are a non-corporate holder, distributions paid out of our current and accumulated earnings and profits should be qualified dividends and, under current law, dividends distributed prior to January 1, 2013, should be taxed at the holder’s long-term capital gains tax rate (a maximum rate of 15% prior to January 1, 2013), provided that the holder meets certain applicable holding period and other requirements. Under current law, distributions paid out of our current and accumulated earnings and profits on or after January 1, 2013, should be taxed at the holder’s ordinary income tax rate. Distributions paid out of our current and accumulated earnings and profits received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your shares of common stock acquired upon exercise of the subscription rights, and thereafter will constitute capital gain from the sale or exchange of such shares of common stock.

Sale of Common Stock Acquired Upon Exercise of Subscription Rights.

If you sell or exchange shares of common stock acquired upon exercise of the subscription rights, you generally will recognize gain or loss on the transaction equal to the difference between the amount realized and your adjusted tax basis in the shares of common stock. The gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares of common stock have been held for more or less than one year. Under current law, long-term capital gains recognized by non-corporate holders are taxed at a maximum rate of 15% prior to January 1, 2013. The maximum capital gains rate is currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. Short-term capital gains of both corporate and non-corporate holders are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. The deducibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A backup withholding tax (currently at a rate of 28% and scheduled to increase to 31% in 2013) and information reporting requirements apply in the case of certain U.S. holders (not including corporations and other exempt recipients) to payments of dividends and proceeds from the sale, exchange or redemption of shares of our common stock. Backup withholding applies if a holder fails to provide certain identifying information (such as a taxpayer identification number), has been notified by the IRS that it is subject to backup withholding for failing to report income in full or fails to meet certain certification requirements. An individual’s taxpayer identification number is generally the individual’s Social Security number. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is properly and timely submitted to the IRS. We may require you to establish your exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

PLAN OF DISTRIBUTION

On or about the date hereof, we will distribute the subscription rights, subscription rights certificates and copies of this prospectus to individuals who owned shares of common stock of record as of 5:00 p.m., New York City time, on January 17, 2012, the record date for the rights offering. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription rights certificate and return it with payment for the shares, to the subscription agent, Computershare Trust Company, N.A. See “The Rights Offering—Method of Exercising Subscription Rights.” If you have any questions, you should contact the information agent, Georgeson Inc., at (800) 314-4549. The subscription rights will not be listed on the New York Stock Exchange or any other stock exchange or market or on the OTC Bulletin Board. The shares of common stock issuable upon exercise of the subscription rights will be listed on the New York Stock Exchange under the symbol “PPC.”

We have agreed to pay the subscription agent customary fees plus certain expenses in connection with the rights offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights. Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the rights offering will be approximately $1.3 million.

We are not paying any fees to JBS USA in connection with the rights offering.

LEGAL MATTERS

The validity of the securities will be passed upon for us by Baker & McKenzie LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements appearing in Pilgrim’s Pride’s current report on Form 8-K dated August 19, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and other periodic reports and information with the SEC. These SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any of these SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

We disclose important information to you by referring you to documents that we have filed with the SEC which are “incorporated by reference” in this prospectus. The information incorporated by reference is an important part of this prospectus. Information that we will file in the future with the SEC will automatically update and supersede the information included in this prospectus and will also automatically update and supersede any information previously incorporated by reference. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), excluding information deemed furnished and not filed pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC rules, prior to the termination or expiration of the rights offering (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement):

•	Annual report on Form 10-K for the fiscal year ended December 26, 2010, portions of which have been updated by the current report on Form 8-K filed on August 19, 2011;

•	Quarterly reports on Form 10-Q for the quarters ended March 27, 2011, June 26, 2011 and September 25, 2011;

•	Proxy statement for the 2011 annual meeting of stockholders filed on March 25, 2011;

•

Current reports on Form 8-K filed on February 16, 2011, February 24, 2011, May 5, 2011, June 3, 2011, June 24, 2011, August 19, 2011, September 26, 2011, October 25, 2011, December 13, 2011 and December 19, 2011, and Current Report on Form 8-K/A filed on December 20, 2011; and

•

The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on December 28, 2009, pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

Copies of our filings with the SEC are available without charge, upon written or oral request, by contacting us c/o: Pilgrim’s Pride Corporation, 1770 Promontory Circle, Greeley, Colorado 80634, Attention: Chief Financial Officer, or by telephoning us at 970-506-8000. Copies of any and all reports or documents that are incorporated by reference in this prospectus may be accessed at our website at http://www.pilgrims.com by selecting “Investors” under the “Our Company” tab. Except as otherwise stated in these reports, the information contained on our website or available by hyperlink from our website is not incorporated into this prospectus or other documents that we file with, or furnish to, the SEC. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus.

Common Stock Subscription Rights

to Purchase Up to 44,444,444

Shares of Common Stock

P R O S P E C T U S

January 6, 2012

We have not authorized any dealer, salesperson or any other person to give you written information other than this prospectus or to make any representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of any offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder shall create an implication that the information contained herein or the affairs of Pilgrim’s Pride Corporation have not changed since the date hereof.